MAIL STOP 3561
      June 7, 2005

Roger W. Stone, Chief Executive Officer
Stone Arcade Acquisition Corporation
One Northfield Plaza, Ste. 480
Northfield, IL 60093

Re:	Stone Arcade Acquisition Corporation
Registration Statement on Form S-1
Filed on May 3, 2005
File No. 333-124601

Dear Mr. Stone,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. We may have further comment.

3. Please clarify whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, the company would have to liquidate with a resulting loss being incurred by the holders of the company`s securities.

4. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us the names of blank check companies that have registered or are seeking to register firm commitment offerings and involve an officer, director, affiliate, underwriter or attorney of Stone Arcade Acquisition Corporation (Stone Arcarde). For these other companies, tell us the Securities
Act form the companies` filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.
We may have further comment.

5. We note your disclosure that you do not have any business combination under consideration or contemplation. If management, the directors, or any affiliate, attorney, agent or other representative of the company has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, it would appear appropriate to disclose this information. Please revise or advise supplementally. Please see Instruction 6 to Item 504 of Regulation S-K.

Please tell us supplementally whether Stone Arcade or persons acting on your behalf have had communications with possible target businesses or parties representing them. If yes, please describe those communications. Also, please explain whether those communications should be disclosed in the prospectus. If you do not believe disclosure is appropriate, please explain why.

Prospectus Cover Page

6. Please revise to clarify when separating trading will commence on this page.

Prospectus Summary, page 2

7. We note your statements here and in the business section that you believe that the current economic environment is "favorable." Additionally, you disclose your belief that there are "a large number of middle market acquisition candidates" and that potential target companies will have "attractive valuations." In light of the fact that your current business plans are purely speculative, please revise to limit the use of promotional language throughout the prospectus or revise to disclose the reasonable basis for the promotional language.

8. We note your statement that Roger Stone and Matthew Kaplan has been in charge of "one of the nation`s largest paper and packaging companies." Please revise to substantiate the noted disclosure.

9. We note your disclosure that you are not limited to considering paper/packaging companies. In the business section, please revise to discuss how you will evaluate target companies that are not in the industry which Mr. Stone has experience in. Also, in the business section, please revise to discuss the factors you would consider in deciding to acquire a company in an industry not within Mr. Stone`s expertise.

10. It is suggested that the second full paragraph be deleted and discussed elsewhere in the filing. Your attention is directed to the disclosure requirements in the Prospectus Summary per Item 503 (a) and Instruction to paragraph 503(a) Regulation S-B.

11. We note that management "has indicated that they plan on purchasing at least 500,000 units in the offering." It is requested that this paragraph be moved elsewhere in the filing. Please disclose what is the maximum amount of units management may purchase in this offering? Secondly, please clarify what would precipitate the management`s actions to purchase units in the offering?

12. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless Morgan Joseph &
Co. (Morgan) determines" otherwise. Please revise to elaborate on the noted disclosure. Discuss the factors that Morgan will consider in making the determination to allow earlier separate trading. If Morgan decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration

13. We note the disclosure that you will file a Form 8-K, including an audited balance sheet that will include the exercise of the over-allotment option "if" such option "is exercised prior to the filing" of the 8-K. Please revise to clarify if that implies you will not file an 8-K to disclose the exercise of the over-allotment option if such exercise is completed after the initial 8-K is filed.


14. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

15. We note that purchasers of your units will receive one share of common stock and two warrants, allowing them to purchase shares (following a business combination) at the price of $5.00 per share.
We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned. Please revise to clarify here if the warrants remain outstanding following an election to receive funds in the trust.

Risk factors, page 6

16. In risk factor four, we note that you "will seek to have all" third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the factors you would consider when deciding to engage a third party that refuses to execute any of the noted agreements.

17. In risk factor eight, we note that it is "presently contemplated that certain members of our management team will remain associated" with the resulting company following the business combination. Please revise to identify the "certain members". If it is possible that resignation or retention will be a term of the business combination agreement, please consider discussing that in this section.

18. In risk factor 10, we note that management is not required to devote any specific amount of time to your affairs. In light of that disclosure, please revise to explain how management will be able to achieve all of the duties discussed on page 21 relating to the efforts needed to search and evaluate a target company or companies.

19. We note your risk factor discussing the effect that Sarbanes-
Oxley has on your reporting requirements. This is a risk that appears to affect all public companies. Please revise to discuss how this risk is specific to your company or remove.

20. In risk factor 22, we note your disclosure regarding the percentage ownership existing shareholders will have in the company post offering. Please revise this risk factor to account for the already agreed upon open market purchases of warrants and the directed unit program.

21. We note your disclosure in risk factor 29 (and other sections) that management may recoup "out-of-pocket expenses". We also note that there is no limit set on such expenses. To the extent that such costs exceed the available proceeds not deposited in the trust, please revise to discuss how you will satisfy any excess out-of-pocket expenses.

22. Please revise to include a risk factor to address the possibility that management may target a company that may be affiliated with one or more of the initial stockholders, if true.

Use of Proceeds, page 14

23. We note that you have allocated $750,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and identify who will perform it. If management will perform the all of the due diligence, does that mean you will not use any of the money allocated to due diligence?

24. Please revise to clarify which offering expenses have been paid by loaned funds and which amounts remain outstanding. If the management loan is to be paid by proceeds not held in trust, please state so and clarify if it will come out of the proceeds you have allocated to working capital.

Proposed Business, page 19

25. We note that that Messrs. Stone and Kaplan are subject to a non-competition agreement prohibiting them from engaging in any business in the "corrugated packaging and container business." Please revise to define the prohibited business so that readers could receive a better understanding of this restriction.

26. We note your belief that the "market size of the various industry segments within the paper, packaging, forest products and related industries are sufficiently large such that the excluded segment will have no material effect on [your] ability to find and complete such combination." Please revise to discuss the efforts made by management to assure that such belief is accurate.

27. It appears the prohibition could be easily avoided by Messrs. Stone and Kaplan resigning following a business combination. The application of the non-compete clause would assume that Messrs. Stone and Kaplan would be retained with the company following a business combination. Please discuss in detail the "contemplation" of "certain members" of management during the negotiations of a business combination.

28. We note the disclosure on page 20 that unaffiliated sources could inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities providing proposals will receive a finder fee and how that fee would be determined.

29. On page 21, we note that you will seek an opinion from an "independent investment banking firm" examining the fairness of potential business combination. Please revise to clarify if the opinion will be disclosed in your proxy statement and whether the independent firm will be a consenting expert included in any subsequent registration statements filed.

30. We note the disclosure of the general criteria you will use in selecting a target company. Please tell us supplementally if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please supplementally discuss why such criteria should not be disclosed in your prospectus.

31. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed to make purchases of shares in the offering, in the open market subsequent to the offering and pursuant to the exercise of warrants; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.003 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters.
We may have further comment.

32. Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the existing stockholder may intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved (only majority approval is needed).

Management, page 27

33. We note that Roger Stone has been on the boards of directors of
McDonald`s and Autoliv Inc. Please revise to discuss the time frame he has been on those boards.

34. Please revise to discuss the time frame Messrs. Chapman, Furer and Rahman has been associated with Arcade Partners LLC.

35. Please revise to clarify if it is possible for management to receive any monetary compensation, directly or indirectly, from a potential target business after the consummation of a business combination.

36. On page 29, we note your disclosure that you will "minimize potential conflicts of interest" since each of your directors have agreed to present business opportunities to you first before any other entity they are associated with. We note that members of management have a number of "pre-existing fiduciary obligations." Please revise to clearly state that your efforts to minimize potential conflicts are limited to subsequent associations members of management will or may encounter in the future with companies in a similar line of business.

Principal Stockholders, page 30

37. We note that the purpose of the mandatory open market warrant purchases is to "demonstrate confidence in [your] ultimate ability to effect a business combination because the warrants will expire worthless" if you do not consummate a business combination.
Please
revise to discuss why the same purpose could not be accomplished with the existing shareholders purchasing warrants directly from the company. Also, please revise to identify the "certain affiliates or designees."

Certain Relationships and Related Transactions, page 32

38. We note your disclosure of initial shareholders. Please revise to identify which individuals are your promoters. Please refer to
Item 404(d) of Regulation S-K.

39. We note your statement that your directors "may not" be considered independent. Please revise to reconcile that with the disclosure in risk factor 29.

Description of Securities, page 33

40. On page 35, please revise to clarify the "certain limited exceptions" that would allow initial shareholders to transfer shares before the expiration of the lock-up agreement.

Underwriting, page 37

41. We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a "specific maximum." Please revise to quantify that maximum.




Financial Statements
General

42. Provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

Note F- Commitments

43. We note your disclosure regarding the underwriter purchase option. Please expand your disclosure to describe all of the material terms of the option, including the consideration to be paid by the underwriter, and the net exercise feature contained in the option. In addition, please tell us how you intend to account for the underwriter`s purchase option in the company`s financial statements. Explain your basis for the proposed treatment and refer to EITF 00-19 and other authoritative guidance. Expand MD&A to discuss the transaction and the likely future effect on your future financial condition and operations.

Note G - Founding Stockholders

44. It is unclear why this footnote is labeled as being unaudited. We believe that this represents a commitment by the founding stockholders of the Company that may be material to investors. Accordingly, please revise the financial statements to eliminate any reference to this disclosure being unaudited.

Part II
Exhibits

45. In paragraph 6.2 of the Underwriting agreement, we note that if a default of over 10% of the "Firm Units" occur, and neither party is able to find a suitable purchaser to cover the default amount that this agreement "may be terminated." Please advise how language that states the offering "may be terminated" ensures that this offering will not proceed if more than 10% of the units are defaulted. If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they "may"), please advise as to the consequence.











Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	Fran Stoller
	Fax #  (212) 407-4990

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Roger W. Stone, Chief Executive Officer
Stone Arcade Acquisitions Corporation
June 7, 2005
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